HERO TECHNOLOGIES INC.

8 The Green Suite 4000

Dover, DE 19901

302-538-4165

December 19, 2022

Joshua Gorsky

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Hero Technologies Inc.
Registration Statement on Form S-1
File No. 333-268717

Hero Technologies, Inc. (the “Company”) requests that the effective date of the above captioned Registration Statement be accelerated to December 21, 2022 at 4:00 P.M. Eastern time, or as soon as practicable thereafter.

The Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Gina Serkasevich

Gina Serkasevich
Chief Executive Officer